

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-Mail
Mr. Alan W. Barksdale
Chief Executive Officer
Red Mountain Resources, Inc.
2515 McKinney Ave., Suite 900
Dallas, TX 75201

> **Re: Red Mountain Resources, Inc.**
> **Form 8-K**
> **Filed June 28, 2011**
> **File No. 000-54444**

Dear Mr. Barksdale:

We have reviewed your filing and have the following additional comments. Please also note our letter to you dated July 28, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed June 28, 2011

General

1.   It appears that you are required to file historical financial statements for Black Rock's acquisition of Madera assets on April 29, 2011. Additionally, it appears that pro forma financial statements reflecting the results of operations of the Madera assets are required. Please amend your filing accordingly. You may refer to the guidance at Regulation S-X, Rules 8-04 and 8-05 and Rule 11 for further information. To further our understanding, please provide additional details as to the status of the Madera assets in your response with consideration towards expanding your current disclosure in the filing.

Management's Discussion and Analysis, page 17

2.   You state at the bottom of page 19 that you will be filing an amended Form 8-K within
        90 days of the filing to provide the full-year financial statements for Black Rock Capital
        LLC as of and for the year ended May 31, 2011. Please note that you are required to file
        an amended Form 8-K with the financial statements of Black Rock Capital LLC's most
        recently completed annual period prior to the date of the reverse recapitalization within
        90 after Black Rock's period end. As such, the amended Form 8-K is due within 90 days
        of May 31, 2011, not within 90 days of your filing. Please refer to our guidance at
        http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf#page=306,
        paragraph 12220.1(c).

Unregistered Sales of Equity Securities, page 24

3.   Please explain to us why your disclosure here states that you sold 6,135,000 shares for
        $6,135,000 between May 1, 2011, and June 11, 2011, but your disclosure on page P-5
        indicates that Red Mountain raised a portion of that, $5,025,000, as of April 30, 2011.

Unaudited Pro Forma Financial Statements, page P-1

4.   Please revise your disclosure to remove the $1,110,000 adjustment, as it appears that this
        represents activity that occurred after April 30, 2011, and does not directly relate to the
        acquisition transaction. Your footnote disclosure here may include disclosures regarding
        subsequent transactions.

5.   Please remove the word "unaudited" from the column representing the historical balance
        sheet of Black Rock for the nine months ended February 28, 2011, as it appears that these
        balances were audited.

6.   On page P-6, you discuss a loan from the First State Bank of Lonoke in the amount of
        approximately $2.7 million. Your disclosures are inconsistent as the first sentence of the
        paragraph discussing this loan states the pro forma presentation does include the effect of
        this issuance, but later at the end of the page, you state the transaction is excluded from
        the pro forma presentation. Please revise and clarify the disclosures to correct the
        inconsistency. In addition, please note Rule 11-02(b)(6) of Regulation S-X states that a
        pro forma balance sheet presentation should include adjustments that are directly
        attributable to a transaction and factually supportable, regardless of whether they have a
        continuing impact or are non-recurring.

<u>Financial Statements of Black Rock Capital, Inc.</u>

<u>Statement of Operations, page F-4</u>

7.   We note the pro forma information disclosed here and on page F-3 of the financial statements of the properties acquired from MSB Energy, Inc. We also note the related disclosure on pages F-10 and F-12 of the respective two sets of financial statements. We do not agree that it is appropriate to present this pro forma information on the face of your audited statements of operations. Rather, we believe that SAB 1:B.2 contemplates disclosure being presented outside of the audited financial statements. It appears to us that your presentation on page P-4 should include the income tax adjustment, with appropriate footnote disclosure, to further satisfy your pro forma disclosure obligations.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen at (202) 551-3864 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Gallant, Esq. – Graubard Miller (via e-mail)